Bell Rose Capital, Inc.

2920 Inland Empire Boulevard, Suite 103

Ontario, California 91764

June 14, 2023

VIA EDGAR

Austin Pattan

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bell Rose Capital, Inc.
Offering Statement on Form 1-A
Commission File No. 024-12270

Dear Mr. Pattan:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement on Form 1-A be accelerated and that the Offering Statement be declared qualified Thursday, June 15, 2023, at 3:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement on Form 1-A will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Carlos Salgado

Carlos Salgado

Chief Executive Officer

Bell Rose Capital, Inc.